Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of MDB Capital Holdings, LLC as of December 31, 2025 and the states or jurisdictions in which they are organized.

Name	Location of Formation	Ownership

MDB CG Management Company	Delaware	100%

Public Ventures, LLC	Texas	100%

PatentVest, Inc.	Delaware	100%

MDB Minnesota One, Inc.	Delaware	68%

eXoZymes Technologies, Inc.	Nevada	47%